2/25

03007146

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Loblaw Companies Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4918 FISCAL YEAR 12-28-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 3/5/03

file no. 82-4918

AR/S
12-28-02

03 FEB 25 AM 7:21



loblaw companies limited

fourth quarter preliminary report to shareholders

52 weeks ended december 28, 2002

food and beyond

Management's Discussion and Analysis

Loblaw Companies Limited enjoyed another successful year in 2002, realizing basic net earnings per share of $2.64, representing a 29% improvement over last year's $2.04. Adjusting for the discontinuance of goodwill charges in 2002, basic net earnings per share increased by 44 cents or 20%. Fourth quarter basic net earnings per share increased 22% to 96 cents from last year's 79 cents and increased 17% or 14 cents excluding goodwill charges.

Sales for the fourth quarter increased 7.5% or $392 million to $5.6 billion. For the full year, sales of $23.1 billion were 7.4% ahead of last year. Good sales growth was experienced in all banners across the country. Our intensified lower pricing activity in Quebec continues to yield increasing volumes in that region. National same-store sales for the fourth quarter increased 5.0% and 4.6% year-to-date. Food price inflation remained low with slight increases in the fourth quarter.

During the fourth quarter, 26 new corporate and franchised stores were opened (2001 - 18 stores), increasing net retail square footage by 2.6%. For the full year of 2002, a total of 75 new corporate and franchised stores were opened (2001 - 61 stores), resulting in a cumulative increase in net retail square footage of approximately 6.9%.

Operating income (earnings before interest, income taxes and goodwill charges) for the fourth quarter increased $52 million or 13.1% to $449 million. This includes a $2 million net charge for stock-based compensation and other stock-based payments relating to the new Canadian accounting standard implemented in 2002 which was not included in 2001. Earnings growth was experienced across the country. Operating margin (operating income divided by sales) for the fourth quarter improved to 8.0% from 7.6% in 2001, while the EBITDA margin (operating income before depreciation and amortization divided by sales) improved to 9.5% from 9.0% in 2001. For the full year, operating income increased $167 million or 14.7% with an operating margin of 5.6% compared to 5.3% for the comparable period in 2001. Operating margins continue to improve from better overall sales mix management and a continued focus on administrative cost control and operating efficiencies, in particular retail shrink and labour management, leveraging off an increasing sales base.

Interest expense for the fourth quarter increased 12% to $38 million and 2% to $161 million year-to-date reflecting an increase in average net borrowing levels partially offset by a decline in average net borrowing rates. Interest coverage (operating income divided by interest expense) improved to 11.8 times for the fourth quarter compared to 11.7 times for the comparable period in 2001 and improved to 8.1 times compared to 7.2 times on a year-to-date basis. The effective income tax rate decreased to 36.3% year-to-date and 35.5% for the fourth quarter of 2002 in line with declining Canadian federal and provincial income tax rates and the income tax impact of fair valuing the equity derivative agreements.

The Company continues to maintain a strong financial position and cash generating capability. The .71:1 net debt to equity ratio at period end 2002 was stronger than the comparable period of 2001 as a result of the continuous growth in the Company's equity. The cyclical improvement of the working capital investment in inventory, net of accounts payable, resulted in an improvement in the net debt to equity ratio in the fourth quarter as compared to the first three quarters of the year.

During the fourth quarter, the Company securitized $60 million of credit card receivables, $244 million year-to-date, yielding a minimal gain, using assumptions consistent with those disclosed in the Company's 2001 Annual Report.

Capital investment of $373 million during the fourth quarter and $1.1 billion on a year-to-date basis reflects the Company's continuing commitment to maintain and renew its asset base and invest for growth across Canada.

Operating cash flow for 2002 improved to $981 million from $818 million in 2001. Operating cash flow year-to-date 2002 increased mainly due to a growth in EBITDA (operating income before depreciation and amortization). Operating cash flow for the fourth quarter of 2002 was slightly below that of 2001 mainly due to a higher investment in non-cash working capital, principally inventory, net of accounts payable partially offset by a growth in EBITDA. During the third quarter, the Company's lines of credit, which are extended by several banks, were increased to $845 million. The Company's $10 million 6.20% BA Range note matured during the fourth quarter of 2002 and its $61 million Series 8, 10% Debentures were redeemed during the second quarter. In the first quarter of 2002 the Company issued $200 million of 6.85% Medium Term Notes due 2032.

Subsequent to period end 2002 the Company, under its current stock option plan granted 2,367,746 stock options, that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, with an exercise price per share of $53.60.

In the first quarter of 2002, the Company implemented two new Canadian accounting standards - Section 3870 "Stock-based Compensation and Other Stock-based Payments" and Section 3062 "Goodwill and Other Intangible Assets" (see note 1 of the unaudited interim period consolidated financial statements). The cumulative effect of implementing Section 3870 was a decrease to retained earnings of $25 million ($80 million less future income tax recoverable of $23 million and the $32 million fair value impact of the equity derivative agreements). Included in the 2002 operating income was a compensation cost of $14 million ($21 million less the $7 million fair value impact of the equity derivative agreements).

2002 was another excellent year. Loblaw's financial position and cash flow generation remained solid. The $1.1 billion capital investment program across Canada enabled us to add new retail outlets, to renovate and expand others and to continue investing in the warehouse and distribution network. New stores are doing well and our food share continues to grow. Our consumers supported our sales initiatives across the country. While the North American consumer is showing signs of stress we are confident of another year of strong growth in 2003.

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada February 7, 2003

Consolidated Statements of Earnings

52 weeks ended December 28, 2002 (unaudited)	12 Weeks		52 Weeks	
($ millions except where otherwise indicated)	2002	2001	2002	2001
SALES	$ 5,645	$ 5,253	$ 23,082	$ 21,486
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	5,110	4,778	21,425	20,035
Depreciation	86	78	354	315
	5,196	4,856	21,779	20,350
OPERATING INCOME	449	397	1,303	1,136
Interest Expense (note 2)	38	34	161	158
EARNINGS BEFORE INCOME TAXES	411	363	1,142	978
Income Taxes	146	136	414	372
EARNINGS BEFORE GOODWILL CHARGES	265	227	728	606
Goodwill Charges (2001 - net of tax of $1) (note 1)		10		43
NET EARNINGS FOR THE PERIOD	$ 265	$ 217	$ 728	$ 563
PER COMMON SHARE ($)				
Basic				
Net earnings	$ .96	$ .79	$ 2.64	$ 2.04
Earnings before goodwill charges	$ .96	$ .82	$ 2.64	$ 2.20
Diluted				
Net earnings	$ .95	$ .78	$ 2.62	$ 2.03
Earnings before goodwill charges	$ .95	$ .81	$ 2.62	$ 2.19
Market value – period end	$ 54.00	$ 51.85	$ 54.00	$ 51.85
Weighted average common shares outstanding (in millions)	276.2	276.2	276.2	276.2
Actual common shares outstanding (in millions)	276.0	276.3	276.0	276.3

Consolidated Statements of Retained Earnings

52 weeks ended December 28, 2002 (unaudited)	52 Weeks	
($ millions except where otherwise indicated)	2002	2001
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,375	$ 1,930
Impact of implementing new accounting standard (note 1)	(25)	
Net earnings for the period	728	563
Premium on common shares purchased for cancellation (note 3)	(16)	(1)
Net stock option plan cash payments (2001 – net of tax of $6)		(7)
Dividends declared per common share – 48¢ (2001 – 40¢)	(133)	(110)
RETAINED EARNINGS, END OF PERIOD	$ 2,929	$ 2,375

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at December 28, 2002 (unaudited)	As at December 29, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 823	$ 575
Short term investments	304	426
Accounts receivable	605	472
Inventories	1,702	1,512
Future income taxes	68	73
Prepaid expenses and other assets	24	28
Total Current Assets	3,526	3,086
Fixed Assets	5,587	4,931
Goodwill (note 1)	1,599	1,599
Franchise Investments and Other Receivables	300	285
Future Income Taxes	15	26
Other Assets	83	98
TOTAL ASSETS	$ 11,110	$ 10,025
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 95
Commercial paper	$ 533	191
Accounts payable and accrued liabilities	2,336	2,291
Income taxes	179	138
Long term debt due within one year	106	81
Total Current Liabilities	3,154	2,796
Long Term Debt	3,420	3,333
Future Income Taxes	68	49
Other Liabilities	344	278
TOTAL LIABILITIES	6,986	6,456
SHAREHOLDERS' EQUITY		
Common Share Capital (notes 3 and 4)	1,195	1,194
Retained Earnings	2,929	2,375
TOTAL SHAREHOLDERS' EQUITY	4,124	3,569
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,110	$ 10,025

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

52 weeks ended December 28, 2002 (unaudited)	12 Weeks		52 Weeks	
($ millions)	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net earnings	$ 265	$ 217	$ 728	$ 563
Depreciation and amortization	86	88	354	359
Future income taxes	22	19	37	44
Change in non-cash working capital	150	259	(142)	(102)
Acquisition restructuring and other charges, including income tax recoveries		(17)	(26)	(50)
Other	5	(2)	30	4
CASH FLOWS FROM OPERATING ACTIVITIES	528	564	981	818
INVESTING ACTIVITIES				
Fixed asset purchases	(373)	(378)	(1,079)	(1,108)
Short term investments	351	24	122	(62)
Proceeds from fixed asset sales	43	5	63	44
Franchise investments, other receivables and credit card receivables	(95)	61	(107)	(128)
Other	(4)	(21)	23	(27)
CASH FLOWS USED IN INVESTING ACTIVITIES	(78)	(309)	(978)	(1,281)
FINANCING ACTIVITIES				
Bank indebtedness		95	(95)	(108)
Commercial paper	(173)	(460)	342	(236)
Long term debt – Issued			200	1,040
– Retired	(11)		(77)	(252)
Common share capital – Issued (note 4)	2		2	
– Retired (note 3)	(12)		(17)	(1)
Dividends			(127)	(110)
Other	(1)		17	19
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(195)	(365)	245	352
Change in Cash and Cash Equivalents	255	(110)	248	(111)
Cash and Cash Equivalents, Beginning of Period	568	685	575	686
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 823	$ 575	$ 823	$ 575
OTHER CASH FLOW INFORMATION				
Net interest paid	$ 65	$ 61	$ 185	$ 191
Net income taxes paid	$ 55	$ 62	$ 323	$ 277

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the period ended December 29, 2001, except for the changes described below. Under Canadian generally accepted accounting principles, additional disclosure is required in annual financial statements, accordingly these unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

STOCK-BASED COMPENSATION Effective December 30, 2001, the Company implemented the new standard issued by the Canadian Institute of Chartered Accountants ("the CICA") on stock-based compensation and other stock-based payments. The standard was implemented retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to retained earnings of $25 million ($80 million less future income tax recoverable of $23 million and the $32 million fair value impact of the equity derivative agreements).

The Company recognizes in operating income a compensation cost related to employee stock option grants that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, which is accounted for using the intrinsic value method.

The Company accounts for stock option grants that will be settled by issuing common shares as capital transactions and no compensation cost is recognized. Consideration paid by employees on the exercise of a stock option is credited to common share capital.

GOODWILL Effective December 30, 2001, the Company prospectively implemented the new standard issued by the CICA on goodwill and other intangible assets. Under the new standard, goodwill is no longer amortized but instead requires that the book value of goodwill be tested annually for impairment. In addition, the amortization of intangible assets is no longer required unless the intangible asset has a limited life, in which case it will be amortized over its estimated useful life. Intangible assets not subject to amortization also require an annual test for impairment. Any permanent impairment in the book value of goodwill or intangible assets will be recognized in net earnings.

A review of the business combinations completed by the Company prior to July 1, 2001 was performed and no change was required to the book value of goodwill and no previously unrecognized intangible assets were recorded. The Company performed the annual impairment test for goodwill and determined that there was no impairment to the book value of goodwill.

Notes to the Unaudited Interim Period Consolidated Financial Statements

COMPARATIVE AND CURRENT PERIOD INFORMATION Certain current and prior periods' information was reclassified to conform with the period end presentation and disclosures to be adopted by the Company in its upcoming 2002 Annual Report.

Note 2. Interest Expense

	12 Weeks		52 Weeks	
($ millions)	2002	2001	2002	2001
Net long term interest expense	$ 47	$ 44	$ 208	$ 208
Net short term interest income	(2)	(4)	(17)	(23)
Amount capitalized to fixed assets	(7)	(6)	(30)	(27)
Interest expense	$ 38	$ 34	$ 161	$ 158

Note 3. Common Share Capital

(refer to Note 10 of the 2001 Audited Annual Consolidated Financial Statements)

NORMAL COURSE ISSUER BIDS ("NCIB") During 2002, the Company purchased for cancellation 309,000 of its common shares for $17 million and entered into equity derivative agreements to buy 390,100 of its common shares pursuant to its NCIB.

Note 4. Stock-Based Compensation

(refer to Note 10 of the 2001 Audited Annual Consolidated Financial Statements)

During the fourth quarter of 2002 80,000 new stock options, that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, were granted to 4 employees with an exercise price per share of $55.40. In 2002, the Company recognized in operating income a compensation cost of $14 million ($21 million less the $7 million fair value impact of the equity derivative agreements). During 2002, the Company issued 75,000 common shares for cash consideration of $2 million on the exercise of stock options and paid the share appreciation value of $13 million ($22 million less tax of $9 million) on 685,447 stock options. In addition, 97,216 stock options were forfeited or cancelled during 2002.

At period end, the Company had a total of 4,055,237 stock option grants outstanding, which represented approximately 1.5% of its issued and outstanding common shares at period end and was well within regulatory guidelines.

Subsequent to period end 2002 the Company, under its current stock option plan granted 2,367,746 stock options, that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, to 196 employees with an exercise price per share of $53.60.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, taking prudent operating risks supported by a strong balance sheet position.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE

22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.


24 exp
Processing Included

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 52 weeks ended December 28, 2002

($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	208
Consolidated interest on long term debt	208
CONSOLIDATED EARNINGS	
Operating income	1,303
Other interest income	47
Earnings before long term debt interest and taxes	1,350
Consolidated earnings for calculation	1,350
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.490